

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 12, 2018

<u>Via E-mail</u>
Brett White
Chief Executive Officer
DTZ Jersey Holdings Limited
The Le Gallais Building – 2nd Floor
54 Bath Street
St. Helier, Jersey JE1 1FW

>   **Re: DTZ Jersey Holdings Limited**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 22, 2018**
>   **CIK No. 0001628369**

Dear Mr. Soloway:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your disclosure that, after the completion of the reorganization, you will be a public limited company organized under the laws of England and Wales. Please revise your disclosure to compare the material differences between the laws of England and Wales and those of the United States as they relate to the company and the rights of its shareholders.

Summary Historical Consolidated Financial and Other Data, page 13

2. Please clarify your basis for presenting prior year pro forma financial information. Your response should address your consideration of the guidance outlined within Rule 11-02(c)(2) of Regulation S-X in determining appropriateness.

3. Notwithstanding our above comment, we have considered your response to comment 5. We believe presenting the pro forma data in columnar format, accompanied by footnote explanation of adjustments as outlined within Rule 11-02(b)(4) and (6) of Regulation S-X, would be more appropriate for the circumstances. Please revise accordingly.

Principal Shareholders, page 128

4. We note your disclosure in footnote 2 that PAG Asia Capital Limited may be deemed to be the beneficial owner of the PAG Asia Capital Shares. Please revise to identify the natural persons with voting and dispositive power over the shares held by PAG Asia Capital.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Wilson K. Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Jeffrey Karpf – Cleary Gottlieb Steen & Hamilton LLP
Brett Soloway – Cushman & Wakefield